TEPPCO Partners, L.P.
1100 Louisiana, Suite 1600
Houston, Texas 77002

February 9, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	TEPPCO Partners, L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 1-10403

Dear Mr. Owings:

In this letter, we are setting forth the response of the Registrant to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 26, 2009 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated the Staff’s comment as set forth in the Comment Letter.  The Registrant’s response is set forth immediately below the text of the comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” the “Partnership” or “TEPPCO” are intended to mean the business and operations of TEPPCO Partners, L.P. and its consolidated subsidiaries.

References to “TEPPCO GP” or “General Partner” refer to Texas Eastern Products Pipeline Company, LLC, which is the general partner of TEPPCO.

Financial Statements of TEPPCO Partners, L.P. for the Year Ended December 31, 2007

Note 1. Partnership Organization, page F-9

1.  We have reviewed your response to comment two in our letter dated November 4, 2008 and note that you determined the estimated fair value of the 14,091,275 LP units issued to your general partner in December 2006 was equal to the estimated fair value of the 50% IDR tier eliminated at the time of the exchange transaction.  Based on your response, it appears that you are primarily basing your conclusion on the fact that the issuance of the new LP units had no impact on total distributions paid or to the allocation of distributions to the publicly-traded LP unit holders at the time of the transaction and that the issued LP

Division of Corporation Finance
February 9, 2009

units had no impact on your fiscal 2006 earnings per LP unit.  Please clarify why your fair value determination appears to focus on distributions and earnings per LP unit figures for only fiscal 2006 as opposed to fair values calculated using generally accepted valuation techniques, such as income and/or market approaches.  Explain in sufficient detail how you determined the fair values of both the LP units and the eliminated IDR tier, including the valuation techniques and key assumptions you utilized.  If you believe the fair value of the LP units is a value other than the publicly traded market price on the transaction date, please reconcile your valuation to that market price.

Response

In our letter dated December 1, 2008, we confirmed to the Staff that the estimated fair value of the 14,091,275 LP units issued to our General Partner in December 2006 was equal to the estimated fair value of the 50% incentive distribution right (“IDR”) tier eliminated at the time of the exchange transaction.  We further elaborated on the exchange transaction’s impact on our cash distributions and earnings per LP unit in response to the Staff’s comment regarding how the amendment of the IDR agreement would have no impact on our financial statements.  We emphasized these matters in our prior letter because the cash neutral concept was the primary consideration on which the exchange transaction was originally proposed.  Even though cash distributions were emphasized, we implemented generally accepted valuation techniques, which are discussed below, that support our fair value conclusions.

To clarify our fair value determination, we applied the Income Approach to directly estimate fair value of the IDRs, namely we used a distribution discount model.  The distribution discount model, a generally accepted valuation technique, estimates fair value by measuring the present worth of an expected future cash flow stream. Based on the valuation methodology and our analysis of the exchange transaction, we estimated the fair value of TEPPCO GP’s eliminated 50% IDR tier to be $562.5 million in December 2006 and determined that such amount was equal to the fair value of the 14,091,275 LP units issued to our General Partner in December 2006.

General IDR Valuation Methodology.  Our forecast of future cash flows and application of the distribution discount model to estimate fair value of the IDRs involved two steps.  First, cash distributions payable to our LP unitholders were forecast over an approximate 60-year discrete forecast horizon.  In the near-term (i.e. generally no more than 5 years from the valuation date), estimated cash distribution rates reflect management and industry analyst expectations.  Beyond the near-term, cash distributions per LP unit were forecast to increase at a constant rate.  The annual distribution growth rate represents an estimate based on such factors as historical paid distributions, industry analyst expectations and input from a

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February 9, 2009

valuation specialist.  The Gordon Growth Model (i.e. a perpetual growth model) was applied to estimate a terminal value at the end of the discrete forecast horizon.

Selection of a discount rate for IDR valuation purposes was based on the rate that equated present value of the cash flow forecast to the market price of our LP units on the valuation date.  Stated differently, the forecast of cash distributions payable to our limited partners over a discrete forecast horizon plus the terminal value estimate discounted at the selected rate represented the market price of our LP units on the valuation date.  As such, the discount rate represented the cost of equity for TEPPCO as of the valuation date.  The estimated annual distribution growth rate and discount rate applied to the discrete forecast period were used as assumptions in the Gordon Growth Model to estimate terminal values.

In the second step of the analysis, total cash distributions to be paid by us over the forecast horizon were estimated.  This includes cash distributions we are required to pay to our General Partner based on our partnership agreement before incentive distributions as well as incentive distributions.  The relative level of cash distributions paid by us to our limited partners and General Partner is derived mathematically based on estimated cash distribution rates per LP unit (estimated in Step 1 above) and contractually stated distribution rate target levels summarized in the following table:

	Cash Distributions Paid by TEPPCO
	98% Limited Partner Equity Interest	2% General Partner Equity Interest	Incentive Distribution Rights	Distribution Target $/LP unit

Tier 1	98%	2%	0%	$0.2750
Tier 2	85%	2%	13%	$0.3250
Tier 3	75%	2%	23%	$0.4500
Tier 4	50%	2%	48%

We estimated the cash flow stream associated with the IDRs based on the percentages referenced in the preceding table applied to our forecast of total cash distributions.  Such cash flows were estimated over a discrete forecast horizon of approximately 60 years.  A terminal value estimate was made at the end of the discrete forecast horizon using the Gordon Growth Model.  The estimated future cash flows and terminal value were discounted at our cost of equity as described above.  The present worth of these cash flow streams were then summed to arrive at our estimate of fair value for the IDRs.

Fair Value of the Eliminated 50% IDR Tier.  On February 24, 2005, TEPPCO GP was acquired by DFI GP Holdings L.P. (“DFI”), an affiliate of EPCO, Inc. (“EPCO”), a privately held company controlled by Dan L. Duncan, for approximately $1.1 billion of cash consideration.  DFI primarily attributed the purchase price to the IDRs owned by our General Partner.  Subsequent to this transaction, we announced in

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February 9, 2009

a press release dated April 20, 2006 that EPCO submitted a proposal to the Audit and Conflicts Committee (“ACC”) of our General Partner to eliminate TEPPCO GP’s 50% IDR tier.  EPCO proposed the following:

•	TEPPCO GP’s IDRs would be capped at 25% of the total cash distributions with respect to that portion of our quarterly cash distribution to partners that exceeded $0.325 per LP unit.

•
As consideration, TEPPCO GP would receive a number of newly-issued TEPPCO LP units whose distributions would approximate the amount of actual cash distributions foregone by TEPPCO GP (based on current cash distribution rates per LP unit) from eliminating the 50% IDR tier at the time of the IDR Reduction Transaction.

The primary business purpose and intent of the exchange transaction, as further described in our proxy statement dated September 5, 2006, was to benefit our unitholders and us by reducing our cost of capital.  Specifically, the total amount of cash available for distribution that we needed to generate to pay the current distribution on additional LP units would decrease as a result of the exchange transaction.  Additionally, we believed the exchange transaction would  more equitably align the interests of our General Partner with that of our limited partners, increase our competitive position and improve our ability to make acquisitions or pursue internal growth projects resulting in increases in our per LP unit cash distributions.  On December 8, 2006, our public LP unitholders approved the exchange transaction.  TEPPCO GP’s 50% IDR tier was eliminated and we issued 14,091,275 unregistered LP units to our General Partner having a market value of approximately $562.5 million (based upon a closing price of our LP units of $39.92 on that day).

Using generally accepted valuation techniques, we applied the IDR valuation methodology discussed above to estimate fair value of the IDRs immediately before the closing of the exchange transaction on December 8, 2006 (i.e. with TEPPCO GP’s eliminated 50% IDR tier).  Subsequently, we modified certain assumptions in our valuation model to estimate fair value of the IDRs on December 8, 2006 immediately following the transaction (i.e. without the eliminated IDR tier).  Utilizing a “with-and-without” analysis, the difference between our IDR fair value estimate including the top 50% IDR tier and that which does not include the top 50% IDR tier represents a reasonable fair value estimate of $562.5 million for TEPPCO GP’s eliminated 50% IDR tier.

Division of Corporation Finance
February 9, 2009

The following table summarizes the key assumptions used in our fair value estimates:

	IDR Valuation Analysis
	With 50% IDR tier	Without 50% IDR tier
Price per LP unit on December 8, 2006	$ 39.92	$ 39.92
Declared quarter cash distribution rate per LP unit on valuation date	$ 0.6750	$ 0.6750
Estimated annual distribution growth rate per LP unit	2.00%	3.00%
Discount rate	9.35%	7.94%
Outstanding LP units on valuation date (in millions)	75.7	89.8
Estimated fair value of IDRs (in millions)	$ 1,580.0	$ 1,017.5

Our fair value estimate of the IDRs immediately following the exchange transaction includes modifications to the estimated annual distribution growth rate per LP unit and discount rate applied in our analysis.  Such modifications reflect the lower cost of equity anticipated to result from the exchange transaction.  A lower cost of equity, or the need to generate less cash available for distribution in the aggregate, would result in a cash savings to us.  Such cash savings may be reinvested in growth projects and acquisitions to generate additional cash flows from operations and further increase our cash distribution rate per LP unit.  Modifications to the estimated annual distribution growth rate per LP unit and discount rate we made represent estimates based on the financial forecast expectations of management and industry analysts and input from a valuation specialist.  Lastly, cash distribution forecasts made in connection with our IDR fair value estimate without the 50% IDR tier included the additional 14,091,275 LP units issued to TEPPCO GP on December 8, 2006.

Based on the foregoing assumptions, valuation methodology, our analysis of the exchange transaction and that of the ACC of our General Partner which included the analysis of an investment banking firm, we estimate that TEPPCO GP’s eliminated 50% IDR tier had a fair value of $562.5 million on December 8, 2006.  Our fair value estimate of the eliminated 50% IDR tier was equal to the $562.5 million market value of 14,091,275 LP units issued to our General Partner on December 8, 2006.  As such, we believe the substance of the transaction was an exchange based on equal fair values and no deemed preferential distribution with our General Partner occurred that would have changed the 2006 income allocable to our limited partners.

* * * * *

Division of Corporation Finance
February 9, 2009

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-3690 (direct line) or (713) 381-6938 (fax).

Regards,

/s/ Tracy E. Ohmart
Name:	Tracy E. Ohmart
Title:	Acting Chief Financial Officer of Texas Eastern Products Pipeline Company, LLC, as General Partner

cc:	Jerry E. Thompson
Patricia Totten
Virginia Krobot
Michael Hanson
Phil Neisel
Paul Perea (Baker Botts)
Michael J. Knesek